John T. Mayberry Joins MDS Inc. Board

Toronto, Canada - January 6, 2004... MDS Inc. (TSX: MDS, NYSE: MDZ), a global health and life sciences company, is pleased to announce that John Mayberry has joined its Board of Directors.

Mr. Mayberry retired as Chairman and CEO of Dofasco Inc., a leading producer of primary steel and finished steel products, in 2003. During his 36-year career in the steel industry, he held a number of senior positions at Dofasco including President and CEO, Executive Vice President, and Vice President and Works Manager.

"We are very pleased to welcome John Mayberry to our Board of Directors. His wealth of business experience and knowledge will be a real asset to MDS, as we continue to change and grow," said Wilf Lewitt, Chairman of the Board, MDS Inc.

Mr. Mayberry currently serves as a Director of Scotiabank, Decoma International Inc. and CFM Corporation. He is also the Chairman and a Director of the International Iron and Steel Institute.

MDS Inc. (TSX: MDS; NYSE: MDZ) partners with and enables other leading health sciences organizations to enhance the health of people around the world. MDS' services, products and instruments help to discover and bring new drugs to market faster and we assist thousands of doctors to diagnose and treat patients every day. MDS has more than 10,000 highly skilled and dedicated people on five continents. Detailed information about our company is available at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

For Further Information Contact:
Sharon Mathers Vice-President Investor Relations 416-675-6777 x 2695 smathers@mdsintl.com